Exhibit 99.1

500.com Limited Announces Change of Board Composition

August 1, 2018

SHENZHEN, China, August 1, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that effective August 1, 2018, Mr. Yonghong Zhang, a director and Chairman of the Board of Directors of 500.com (the “Board”) and Vice President of Tsinghua Unigroup Co., Ltd. (“Tsinghua Unigroup”), has stepped down from the Board. Mr. Huixuan Wang has been appointed as a director and Chairman of the Board, effective August 1, 2018. Mr. Wang will join the Compensation Committee and join and chair the Strategy Committee of the Board.

Mr. Wang has been the director and Co-President of Tsinghua Unigroup since July 2016. Prior to joining Tsinghua Unigroup, Mr. Wang was the director of the management committee of Midong New Zone in Xinjiang, the Vice President of Xinjiang Branch of China Life Insurance Company Ltd., Person Chiefly in Charge of Guangdong Branch, General Manager of Shandong Branch and Executive Director and Vice President of head office of Chinese People's Life Insurance Company Ltd., and Chairman of Board of Directors, Director and Principal Member of the Investment Decision-Making Committee of Life Insurance Capital Investment Management Company Ltd.

“On behalf of the Board of Directors, I would like to express our sincerest gratitude to Mr. Yonghong Zhang, for his outstanding contributions to the Company over the past year,” commented Mr. Huixuan Wang, Chairman of the Board of Directors of 500.com. “We wish him success in his future endeavors.”

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.